Via Facsimile and U.S. Mail
Mail Stop 0610   March 17, 2009

Mr. Daniel M. Junius
President and Chief Executive Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, Massachusetts 02451

Re: ImmunoGen, Inc.
        Form 10-K for the fiscal year ended June 30, 2008
        File No. 000-17999
        Supplemental response submitted February 13, 2009

Dear Mr. Junius:

        We have reviewed your response and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like and identify the annual or
quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, please explain the reason in your response.
After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

    1. We note your response to comment 4 and reissue the comment. As previously
        requested, please provide us with a draft of the presentation you propose to
        include in your next Form 10-K relative to your patents. It may be helpful to
        present the information in a chart that discloses, in addition to expiration dates,
        the material patents or groups of related patents; the jurisdiction(s) where patent
        protection has been obtained; the products, product candidate(s) or technology
        that is dependent upon the patent(s); and whether you hold or license the
        patent(s).

2. We note your response to comment 5 and have the following comments. Please confirm that the corporate performance criteria chart and discussion on page 5 of your response will be included in your future filings to the extent applicable. In addition, since there were no pre-established individual objectives, please describe the factors the Compensation Committee considered in its decision to pay target bonuses of 100% to Messrs. Sayare, Junius, and Lambert and a target bonus of 85% to Mr. Tagliamonte.

3. We note your response to comment 6. Your response concludes that the requested disclosure is likely to cause competitive harm without providing an analysis. Therefore, our comment is reissued. Please provide the specific qualitative and quantitative targets or provide a detailed analysis demonstrating that the requested information is not material to investors and likely to cause competitive harm if the information is disclosed.

* * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director